Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

The Hackett Group, Inc.

of

Up to $120 Million in Value of Shares of Its Common Stock

At a Purchase Price Not Greater than $23.50 per Share

Nor Less than $20.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 8, 2022

UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”) OR TERMINATED.

November 9, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

The Hackett Group, Inc., a Florida corporation (“Hackett”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $120 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $23.50 nor less than $20.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2022 (the “Offer to Purchase”), and the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Hackett will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Hackett will select the lowest purchase price, not greater than $23.50 nor less than $20.50 per Share, that will allow it to purchase $120 million in value of Shares, or a lower amount depending on the number of Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer. If, based on the Final Purchase Price (defined below), Shares having an aggregate value of less than $120 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, Hackett will buy all Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer. The price Hackett will select is sometimes referred to as the “Final Purchase Price.” All Shares properly tendered prior to the Expiration Date at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer will be acquired at the Final Purchase Price. Hackett reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the SEC, Hackett may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

Hackett reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

If the conditions to the Offer have been satisfied or waived and Shares having a value of $120 million or less have been properly tendered and not properly withdrawn prior to the Expiration Date, Hackett will purchase all Shares properly tendered and not properly withdrawn. If the conditions to the Offer have been satisfied or waived and Shares having a value in excess of $120 million, measured at the maximum price at which such Shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, Hackett will purchase Shares:

•

first, subject to the conditional tender provisions described in the Offer to Purchase, on a pro rata basis, with appropriate adjustment to avoid purchases of fractional Shares, from all stockholders who have properly tendered Shares at or below the Final Purchase Price and have not properly withdrawn them prior to the Expiration Date; and

•

second, if necessary to permit Hackett to purchase Shares having a value of $120 million (or such greater amount as Hackett may elect to purchase, subject to applicable law), from stockholders who have properly tendered Shares at or below the Final Purchase Price conditionally (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them prior to the Expiration Date.

Therefore, it is possible that Hackett will not purchase all of the Shares tendered by a stockholder even if such stockholder tenders its Shares at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and Shares not purchased because of proration provisions will be returned to the tendering stockholders at Hackett’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered and is not subject to a financing condition. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

The Shares are listed and traded on the Nasdaq Stock Market under the symbol “HCKT.” On November 8, 2022, the last full trading day prior to the commencement of the Offer, the reported closing price of the Shares on the Nasdaq Stock Market was $20.82 per Share, which is above the $20.50 per Share lower end of the price range for the Offer. Accordingly, an election to accept the Final Purchase Price determined in the Offer may lower the Final Purchase Price to a price below such closing price and could be below the reported closing price on the Expiration Date. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

Hackett’s directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other stockholders. Ted A. Fernandez, Chairman of the Board of Directors and Chief Executive Officer, David N. Dungan, Vice Chairman and Chief Operating Officer, and Robert A. Ramirez, Chief Financial Officer and Executive Vice President, have each advised us that they currently intend to tender in the Offer up to 1,500,000, 350,000, and 99,100 Shares, respectively (which represents approximately 49%, 30%, and 49% of their Share holdings, respectively, excluding vested and unvested options and unvested restricted stock units). All of our non-employee directors have indicated that they do not currently intend to participate in the Offer. The equity ownership of our non-tendering directors, executive officers and affiliates will increase as a percentage of our issued and outstanding Shares following the consummation of the Offer. See Section 2 and Section 11 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including a IRS Form W-9;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4.

A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to Computershare Trust Company, N.A., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 8, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 12:00 midnight, New York City time, at the end of the day on December 8, 2022 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or (2) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Hackett will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Hackett will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Hackett, the Dealer Manager, the Information Agent, or the Depositary for purposes of the Offer. Hackett will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson LLC, at: (888) 680-1528.

Very truly yours,

BofA Securities, Inc.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF HACKETT, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.